Filed by Nationwide Financial Services, Inc.
                        Pursuant to Rule 425 under the Securities Act of 1933 Commission File No.: 1-12785
                        Subject Company: Provident Mutual Life Insurance Company


THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY PROVIDENT MUTUAL LIFE INSURANCE COMPANY ON DECEMBER 17, 2001 WHICH CONTAINS INFORMATION REGARDING A BUSINESS COMBINATION TRANSACTION WITH THE FILER:

                                         Provident Mutual Life Insurance Company
                                                     1000 Chesterbrook Boulevard
                                                                Berwyn, PA 19312

FOR IMMEDIATE RELEASE

Contact:
Chuck Hall
610-407-1162
chhall@providentmutual.com

                       PROVIDENT MUTUAL BOARD OF DIRECTORS
                            ADOPTS PLAN OF CONVERSION

Berwyn, PA, December 17, 2001 - Provident Mutual Life Insurance Company ("Provident Mutual" or the "Company") announced today that its Board of Directors unanimously adopted a plan of conversion under which Provident Mutual will convert from a mutual insurance company to a stock company and become a wholly-owned subsidiary of Nationwide Financial Services, Inc. ("Nationwide Financial"). As previously announced, on August 7, 2001, Provident Mutual entered into a merger agreement with Nationwide Financial contemplating the demutualization of Provident Mutual and its acquisition by Nationwide Financial.

"We believe our affiliation with Nationwide Financial will generate significant opportunities for improved performance and growth, and the conversion will offer great value to Provident Mutual's eligible members," said Robert W. Kloss, Chairman, President and Chief Executive Officer of Provident Mutual. "We are also excited about the possibilities for enhancing our products and services for policyholders, customers and producers."

"This combination represents an outstanding strategic and cultural fit for both companies," said W.G. Jurgensen, Chairman and Chief Executive Officer of Nationwide Financial. "The transaction strengthens the Nationwide Financial distribution network and provides Provident Mutual with an expanded product portfolio and the financial resources to continue to grow its business."

The Board's unanimous approval of the Plan of Conversion on December 14, 2001, is a significant step in the planned demutualization and acquisition of Provident Mutual by Nationwide Financial. "We believe our Plan is fair and equitable to Provident Mutual's members and is in the best interests of the Company. Moreover, demutualization will not affect the benefits and value of life insurance policies and annuity contracts issued by Provident Mutual," said Kloss.

Under Pennsylvania law, the Plan requires the approval of the Pennsylvania Insurance Commissioner and the approval of Provident Mutual's eligible members, who are generally life insurance policyholders and annuity contract holders. The Company expects that the Pennsylvania Insurance Commissioner will hold a public hearing on the Plan. If the Commissioner approves the Plan, the eligible members of the Company will have the opportunity to vote on the Plan at a special meeting. If the Plan receives both approvals, the Company expects the transaction to close in the second quarter of 2002. However, the Company reported, due to many factors outside of Provident Mutual's control, there can be no assurance as to whether the Plan will become effective or as to the timing of such effectiveness.

As a result of the Board's approval, December 14, 2001, is established as the date an insurance policy or annuity contract must be in force for the policyholder or annuity contract holder to be eligible for consideration in the conversion. In the transaction, eligible members will be entitled to receive consideration in the form of Nationwide Financial Services, Inc., Class A common stock, cash or policy credits.

The Company expects to mail to eligible members a notice of the filing of the Plan of Conversion via U.S. mail before the end of the month. At that time, a toll-free Customer Service Center will be established to help respond to member questions regarding the Plan of Conversion. Provident Mutual will post the Plan of Conversion and related documents on its corporate website: www.providentmutual.com.

Based in Columbus, Ohio, Nationwide Financial is a member of the Nationwide group of insurance and financial services companies which has assets of $117 billion. Nationwide Financial Services, Inc. (NYSE: NFS) is the publicly traded holding company for Nationwide's long-term savings and retirement products business. Nationwide Mutual Insurance Company controls 81.3% of the outstanding common shares of Nationwide Financial and 97.8% of the voting power. The major operating subsidiary of Nationwide Financial is Nationwide Life Insurance Company, the country's 5th largest life insurer measured by premiums and 10th largest life insurer measured by assets.

Provident Mutual Life Insurance Company, based in Berwyn, Pennsylvania, specializes in marketing asset accumulation, wealth preservation, life insurance, retirement and investment products to affluent individuals and small business owners. Provident Mutual also has a substantial presence in Newark, Delaware, where its service and technology center is operated. As of December 31, 2000, Provident Mutual and its subsidiaries accounted for over $46 billion of life insurance in force, consolidated GAAP assets of $9.2 billion and consolidated GAAP liabilities of $8.1 billion set aside primarily to pay for future policyholder benefits. Provident Mutual's GAAP equity grew to more than $1 billion as of December 31, 2000.


Forward Looking Information

The information included herein contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the results of operations and businesses of Nationwide Financial Service, Inc. (the "Company"). These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated or projected, forecast, estimated or budgeted in such forward looking statements include, among others, the following possibilities: (i) charges in Nationwide Corporation's control of the Company through its beneficial ownership of approximately 97.8 percent of the combined voting power of all the outstanding common stock and approximately 81.3 percent of the economic interest in the Company; (ii) the Company's primary reliance, as a holding company, on dividends from its subsidiaries to meet debt payment obligations and the applicable regulatory restrictions on the ability of the Company's subsidiaries to pay such dividends; (iii) the potential impact on the Company's reported net income that could result from the adoption of certain accounting standards issued by the Financial Accounting Standards Board; (iv) tax law changes impacting the tax treatment of life insurance and investment products; (v) the repeal of the federal estate tax; (vi) heightened competition, including specifically the intensification of price competition, the entry of new competitors and the development of new products by new and existing competitors; (vii) adverse state and federal legislation and regulation, including limitations on premium levels, increases in minimum capital and reserves, and other financial viability requirements; (viii) failure to expand distribution channels in order to obtain new customers or failure to retain existing customers; (ix) inability to carry out marketing and sales plans, including, among others, changes to certain products and acceptance of the revised products in the market; (x) changes in interest rates and the stock markets causing a reduction of investment income or asset fees, reduction in the value of the Company's investment portfolio or a reduction in the demand for the Company's products; (xi) general economic and business conditions which are less favorable than expected; (xii) unanticipated changes in industry trends and ratings assigned by nationally recognized statistical rating organizations, and
(xiii) inaccuracies in assumptions regarding future persistency, mortality, morbidity and interest rates used in calculating reserve amounts.

The Company may have to file with the Securities and Exchange Commission (the "SEC") a registration statement including a prospectus relating to the shares of class A common stock of the Company to be issued in the proposed transaction. WE URGE INVESTORS TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC SHOULD THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of the prospectus (if and when available) and other documents filed by the Company free of charge at the SEC's web site, www.sec.gov or at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, Inc., whose address is 20 Broad Street, New York, N.Y. 10005, where certain securities of the Company are listed. You can also obtain information about the Company on its web site, the address of which www.nationwidefinancial.com. You can obtain information about Provident Mutual on its web site, the address of which is www.providentmutual.com. In addition, documents filed by the Company with the SEC can be obtained by contacting the Company at the following address: Nationwide Financial, Investor Relations, One Nationwide Plaza, Columbus, OH 43215.